

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Mr. Weiliang Liu
Chief Executive Officer
Ceetop Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen China 518026

> **Re:** **Ceetop Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 0-53307**

Dear Mr. Liu:

We issued a comment to you on Form 8-K filed on September 20, 2013 in connection with our review of the above captioned filing on January 14, 2014. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by March 14, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jeffrey M. Stein, JMS Law Group PLLC